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MAR 3 1 2008

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Bettingen, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 Newport Place, Suite 630
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant Bettingen 949-851-5830 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/15

OATH OR AFFIRMATION

I, Grant Bettingen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Bettingen, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CYNTHIA PRECIADO
COMM. #1607027
Notary Public - California
Orange County
My Comm. Expires Sep. 17, 2009

Signature

Title

Notary Public

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 27 day of March, 2008,
by Grant Bettingen
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature:

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

GRANT BETTINGEN, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Grant Bettingen, Inc. (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 11 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2008

GRANT BETTINGEN, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and equivalent		$ 52,624
Clearing broker deposits		80,885
Commissions receivable		169,253
Investments		
Securities		44,377
Warrants		23,427
Other receivable - net of allowance for bad debt of $1,000		135,941
Other assets and deposits		17,854
Prepaid expenses		103,498
Furniture, fixtures and equipment net of accumulated depreciation of $78,772		66,046
TOTAL ASSETS		$ 693,905

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Bank overdraft		$ 39,327
Accounts payable		37,301
Accrued expenses		264,238
Capital lease payable		25,182
Contingent liability reserve		33,362
TOTAL LIABILITIES		399,410
STOCKHOLDER'S EQUITY		
Common stock (100 shares issued at a stated value of $10 per share	$ 900	
Paid-in capital	592,018	
Less: Treasury stock	(74,775)	
Retained earnings	(223,648)	294,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 693,905

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions	$	1,575,370
Investment banking income		493,773
Selling Concessions		
Insurance		411,889
Mutual funds		415,840
Dividend income		951
Interest income		113,960
Managed account fees		416,667
Unrealized trading gains and losses		(1,442)
Other income		153,738
TOTAL REVENUES		3,580,746
DIRECT COSTS		
Commission Expense		2,256,438
Clearing Charges		72,260
Data & Quote Services		64,647
Filing Fees		52,930
TOTAL DIRECT COSTS		2,446,275
GROSS PROFITS		1,134,471
OPERATING EXPENSES - see page 10		1,429,352
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(294,881)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(295,681)

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	90	$ 900	$ (74,775)	$ 336,018	$ 72,033	$ 334,176
Capital contribution				256,000		256,000
Net Income					(295,681)	(295,681)
Balance, December 31, 2007	90	$ 900	$ (74,775)	$ 592,018	$ (223,648)	$ 294,495

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income (loss)	$	(295,681)
Unrealized appreciation (depreciation) of investments		
Depreciation		12,351
Changes in operating assets and liabilities:		
Commissions receivable		130,499
Clearing broker deposit		(2,088)
Other receivables		(133,751)
Other assets and deposits		(7,250)
Prepaid expenses		5,510
Bank overdraft		39,327
Accounts payable		20,138
Accrued expenses		(238,266)
Accrued pension expenses		(74,310)
Contingent liability reserve		(23,923)
Income taxes payable		(23,226)
Net cash used in operating activities		(590,670)
Cash Flows for Investing Activities:		
Purchases of property and equipment		(14,492)
Sale of securities		147,676
Purchase of securities		(5,400)
Net Cash Used in Investing Activities		127,784
Cash Flows from Financing Activities:		
Capital contribution		256,000
Capital lease payment		(10,474)
Net Cash Flows from Financing Activities		245,526
Net increase in cash		(217,360)
Cash at beginning of year		269,984
Cash at end of year	$	52,624
SUPPLEMENTAL INFORMATION		
Interest paid	$	12,245
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

Grant Bettingen, Inc. (the "Company") was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc. ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company is an introducing broker who clears all transactions with and for customers on a fully disclosed basis and does not handle customer funds or securities.

The Company has an agreement with clearing brokers to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

On June 28, 2007, the Company entered into an agreement and plan of merger providing for the Company to be merged into a wholly owned subsidiary of Rubicon Financial Incorporated ("Rubicon") a public company. Consideration for the merger will consist of cash and restricted shares of stock in Rubicon. Completion of the merger is contingent on FINRA's approval of the Company's Continuance in Mermbership Application ("CMA"). See note 10 for additional information.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Investments - Investments in securities are valued at cost.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 11 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with two clearing brokers which requires a minimum deposit of $25,000 and $50,000 respectively.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2007. The Company files its taxes on an accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 6 - PENSION PLAN

The Company maintains a qualified profit sharing plan for all eligible employees. Vesting benefits occur at the current IRS period established for this type of plan. No contributions to the plan were made during the year ending December 31, 2007 nor are there any contributions accrued at the end of the year.

NOTE 7 – CAPITAL LEASE PAYABLE

At December 31, 2007, the Company had one capital lease with a principal balance of $25,182 which matures in November 2009. Obligations under this Capital lease have been recorded in the accompanying financial statements at the present value of future minimum lease payments. Equipment held under this capital lease and included in property and equipment had a cost of $52,370 and accumulated depreciation of $10,395. Depreciation expense on the capital lease was $12,351 for the year ended December 31, 2007.

The future minimum lease payments under this capital lease and the net present value of the future minimum lease payments are as follows:

Year Ending	Amount
2008	$ 12,060
2009	13,122
Total future minimum lease payments	$ 25,182
Less: amount representing interest	(4,498)
Present value of future minimum lease payments	$ 20,684

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange under a long-term lease agreement expiring through 2010. The annual rental commitments for years ending December 31 are as follows:

2008	$ 102,070
2009	104,114
2010	8,690
	$ 214,874

NOTE 9 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 10 – SUBSEQUENT EVENT

Pending approval of the CMA and completion of the merger, the Company allowed Rubicon to expand its minority position in the Company and to provide additional net capital of $200, 000 as requested by FINRA as part of the CMA approval process. Consequently, Rubicon contributed $200,000 to the Compnay as additional paid in capital to be held in a segregated account for the maintenance of net capital, and has also agreed to invest up to an additional $200,000 of operating capital for an additional six percent stake in the Company. Should the CMA be approved by FINRA, Rubicon's minority stake in the Company will be cancelled and the June 28, 2007, agreement and plan of merger will take effect.

NOTE 11 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 12 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

GRANT BETTINGEN, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING EXPENSES

Automobile expense	$	17,329
Computer and related expenses		20,469
Depreciation		12,351
Dues and subscriptions		8,975
Equipment rental		2,723
Insurance		156,526
Interest expense		12,245
Licenses and permits		1,546
Office supplies		19,471
Officer commission		265,580
Outside services		146,492
Parking		16,415
Payroll and related expenses		472,413
Postage		9,508
Professional fees		94,844
Rent		130,803
Telephone		14,723
Travel		16,718
Website		3,428
All other		6,794
TOTAL OPERATING EXPENSES	$	1,429,352

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL				
Total ownership equity from statement of financial condition			$	294,495
Nonallowable assets:				
Investments - warrants	$	23,427		
Other receivable		10,432		
Other assets and deposits		17,854		
Prepaid expenses		103,498		
Furniture, fixtures and equipment				
net of accumulated depreciation of $78,772		66,046		(221,257)
Net capital before hair cuts				73,238
Hair cut - investments				(6,657)
NET CAPITAL			$	66,581
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net aggregate indebtedness -				
6-2/3% of net aggregate indebtedness			$	26,641
Minimum dollar net capital required			$	5,000
Net Capital required (greater of above amounts)			$	26,641
EXCESS CAPITAL			$	39,941
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	26,641
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities			$	399,410
Percentage of aggregate indebtedness to net capital				599.88%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	66,584
VARIANCE -		
Rounding		(3)
NET CAPITAL PER AUDITED REPORT	$	66,581

See Accompanying Notes to Financial Statements

PART II

GRANT BETTINGEN, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of Grant Bettingen, Inc. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Based on an SEC examination, it has been found that the Company has been accepting customer checks made payable to the Company putting the Company at the $250,000 capital level. It has also been noted during the examination that the Company did not prepare an accurate net capital computation for certain months under examination. However, the firm has taken steps to ensure that no customer checks are accepted and the monthly net capital computations are now prepared under the SEC Rule 17a-3(a) (11) and FINRA Rule 3110.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2008

END